SECUR 02021749 MMISSION
D.C. 20549

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SEC FILE NUMBER
8-53142

RECEIVED MAY 31 2002 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/01 (MM/DD/YY) AND ENDING 3/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DiGiulio Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1105 Delaware Avenue
(No. and Street)

Buffalo, (City) New York (State) 14209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert DiGiulio (716) 883-2310
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Toski, Schaefer & Co., P.C.
(Name — *if individual, state last, first, middle name*)

555 International Drive (Address) Williamsville (City) New York (State) 14221 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Albert DiGiulio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DiGiulio Financial Services, Inc., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A - None

____

____

Signature

President

Title

Notary Public

BARBARA J. BATCHEN
Notary Public, State of New York
Qualified in Erie County
My Commission Expires April 30, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIGIULIO FINANCIAL SERVICES, INC.

Financial Statements and Supplemental Schedule

Year ended March 31, 2002

(With Independent Auditor's Report and
Supplemental Report on Internal Control)

TOSKI, SCHAEFER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
555 INTERNATIONAL DRIVE
WILLIAMSVILLE, NEW YORK 14221
TELEPHONE (716) 634-0700
FAX (716) 634-0764

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
DiGiulio Financial Services, Inc.:

We have audited the following financial statements of DiGiulio Financial Services, Inc. (the Company) for the year ended March 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of DiGiulio Financial Services, Inc. at March 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of DiGiulio Financial Services, Inc. as of March 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Toski, Schaefer & Co., P.C.

Williamsville, New York
May 24, 2002

DIGIULIO FINANCIAL SERVICES, INC.

Statement of Financial Condition

March 31, 2002

Assets	
Current assets:	
Cash	$ 263
Investments - available-for-sale securities, at market value	7,672
Total assets	$ 7,935
Liabilities and Stockholder's Equity	
Current liabilities - accounts payable	500
Stockholder's equity:	
Common stock, $1 par value, 20,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	17,000
Accumulated deficit	(9,036)
Unrealized loss on available-for-sale securities	(629)
Total stockholder's equity	7,435
Total liabilities and stockholder's equity	$ 7,935

See accompanying notes to financial statements.

DIGIULIO FINANCIAL SERVICES, INC.

Statement of Operations

Year ended March 31, 2002

Income:	
Commissions	$ 7,732
Interest and dividends	488
Total income	8,220
Expenses:	
Professional fees	8,984
Education and seminars	235
Bookkeeping fees	250
Licenses and registrations	6,149
Office expenses	682
Other	956
Total expenses	17,256
Net loss	$ (9,036)

See accompanying notes to financial statements.

DIGIULIO FINANCIAL SERVICES, INC.

Statement of Cash Flows

Year ended March 31, 2002

Cash flows provided by operating activities:	
Net loss	$ (9,036)
Adjustments to reconcile net loss to net cash used in operating activities - change in accounts payable	500
Net cash used in operating activities	(8,536)
Cash flows from investing activities - purchase of investments	(8,301)
Cash flows from financing activities:	
Proceeds from common stock	100
Additional paid-in capital	17,000
Net cash provided by financing activities	17,100
Net increase in cash	263
Cash at beginning of year	-
Cash at end of year	$ 263

See accompanying notes to financial statements.

DIGIULIO FINANCIAL SERVICES, INC.
Statement of Stockholder's Equity
Year ended March 31, 2002

	Common stock	Additional paid-in capital	Accumulated deficit	Unrealized loss on available-for-sale securities	Total
Balances at April 1, 2001	$ -	-	-	-	-
Issuance of common stock	100	17,000	-	-	17,100
Net income	-	-	(9,036)	-	(9,036)
Change in loss on available-for-sale securities	-	-	-	(629)	(629)
Balances at March 31, 2002	$ 100	17,000	(9,036)	(629)	7,435

See accompanying notes to financial statements.

DIGIULIO FINANCIAL SERVICES, INC.

Notes to Financial Statements

Year ended March 31, 2002

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

DiGiulio Financial Services, Inc. (the Company), is engaged principally in the sale of mutual fund investments and financial planning services.

(b) Basis of Accounting

The books of account are maintained and financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Under this accrual method, revenues are recorded when earned and expenses are recorded when incurred.

(c) Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Cash

Cash includes money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

(e) Investment in Marketable Securities

The Company has classified investments as "available-for-sale." Available-for-sale securities are stated at market value, and unrealized gains and losses, net of the related deferred tax effect, are reported as a separate component of stockholder's equity.

(f) Income Taxes

The Company is liable for Federal and State income taxes on any taxable income generated. For tax return purposes, the Company has $9,036 of net operating loss carryforwards as of March 31, 2002.

(2) Investments - Available-for-Sale Securities

The cost and market value of investments - available-for-sale securities at March 31, 2002 is summarized as follows:

	Cost	Unrealized loss	Market value
Bond mutual fund	$ 8,301	(629)	7,672

(2) Investments - Available-for-Sale Securities, Continued

Changes in unrealized gains on investment - available-for-sale securities during the year ended March 31, 2002, and reported as a separate component of stockholder's equity, is as follows:

Balance at beginning of year	$ -
Unrealized loss	(629)
Balance at end of year	(629)

(3) Net Capital Requirements

The Company is subject to the net capital requirements of the SEC and the NASD. The Company must maintain net capital, as defined, of the greater of $5,000 or one-fifteenth of its aggregate indebtedness, as defined. At March 31, 2002, the Company's net capital and excess net capital were $7,435 and $2,435, respectively. The ratio of aggregate indebtedness to net capital was approximately .07 to 1. As of March 31, 2002, the difference between net capital of $7,435 and the net capital reported on the March 31, 2002 unaudited focus report, is not significant.

(4) Reserve Requirement

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker-dealers regarding the physical possession or control of fully-paid and excess margin securities. There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Company's business (see Note 1) these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

DIGIULIO FINANCIAL SERVICES, INC.

Computation of Net Capital Pursuant to Rule 15c3-1 of The Securities and Exchange Commission

As of March 31, 2002

Total stockholder's equity from statement of financial condition	$ 7,435
Non-allowable assets from statement of financial condition	-
Net capital	7,435
Computation of basic net capital requirement - net capital requirement (greater of 6 2/3% of aggregate indebtedness $33 or $5,000)	5,000
Excess net capital	$ 2,435
Aggregate indebtedness:	
Accounts payable	$ 500
Ratio: Aggregate indebtedness to net capital	.07 to 1

TOSKI, SCHAEFER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
555 INTERNATIONAL DRIVE
WILLIAMSVILLE, NEW YORK 14221
TELEPHONE (716) 634-0700
FAX (716) 634-0764

The Board of Directors
DiGiulio Financial Services, Inc.:

In planning and performing our audit of the financial statements of DiGiulio Financial Services, Inc. (the Company) for the year ended March 31, 2002 (on which we issued our report dated May 24, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Toski, Schaefer & Co., P.C.

Williamsville, New York
May 24, 2002